2025 REPORT

Little Squiggle


LITTLE
SQUIGGLE
Paving The Way For Sustainable Play

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

My beautiful investors! It has been such an incredible year. Hopefully you all have been receiving my Investor Updates in your email inbox, please reach out to me if you haven't seen one yet. We've had so much fun this year, starting with the fundraise that kicked things off, going into incredible product development, testing these prototypes through our field test program and internal safety testing, conferences with strong networks and valuable industry knowledge, to increasing brand awareness through our social platforms and local events. I can feel all of this growth as I hold the new-and-improved Harra the Hippo in my hands. I can't wait for what this next year has in store for us all!

We need your help!

The best way to get involved right now is to help us build the momentum leading into our soft launch! Follow our Instagram and engage with our

content—every like and share helps our community grow. As we tackle the fun challenge of sharing our circularity mission with the world, we'd love to know if our message resonates with you as an early supporter. Keep an eye on these quarterly updates for more specific ways to help, and stay tuned for our upcoming soft launch. That will be our biggest milestone yet, and we'll need your voices to help us make some noise!

Sincerely,

Teresa Giovannoli

Founder, CEO

Rodney Alves

Director

How did we do this year?



REPORT CARD

B+

☺ The Good	☹ The Bad
Raising Capital in the beginning of the year!	Balancing the startup grind with a full-time job was a challenge
Amazing progress in product development, all that feedback has been rolled into the latest iteration of Harra	Nailing down the complexity of circularity into a simple message that "clicks"

Community and future customer engagement through our social platform, field test program, and local community events

Things didn't go as quickly as I'd like, but we made up for it in quality and intentional design so I'm okay with the tradeoff

2025 At a Glance

January 1 to December 31



$0
Revenue



-$51,840
Net Loss



$3,141 [79%]
Short Term Debt



$224,000
Raised in 2025



$173,207
Cash on Hand
As of 03/ 1/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0 $0



-$23,689

-$51,840

2024

2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -29%   Earnings per Share: -$0.03

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 3%

📄 Little_Squiggle_GAAP_Financials__2023.pdf   📄 LittleSquiggleFinancials2024__3_.pdf

📄 LittleSquiggleFinancials2025__3_.pdf

We ❤ Our 53 Investors

Thank You For Believing In Us

Vanchau Nguyen	Adam Doherty	Kevin Harriman	Jordan Cole	Cinthia Padilla	Joey Barrett
Joshua Lehtonen	Jeff Gormley	Ed Mills	Jamie Taylor	Barbara Reif	Karthik Rao Aroor
Robert Reif	Andres Arroyo	Salvatore Petruzzellis	Lucretia Dovi	Peter Szemraj	Samuel Huntington
Noah Collingwood	Michael Sladek	Joe Giovannoli	Sameer Samant	Kathleen Widmer	Daniel Vayness
Kuba Waligorski	Robert Wilshusen	Diane Barrett	Tim Heath	Jessica Widmer	Inna Giguere
Brigid O'Shea	Tori Widmer	Laura Giovannoli	Matthew Gaylord	Chris Mills	Xavier Correa
Kyle Borch	Macy Mills	Sripradhyoth...	Melissa Foglia	Laima Widmer	Sebastian Sorgenfrei
Bill Selman	Ashley Langlois	Kazuo Takeda	Morgan Bowling	Laide Olambiwonnu	Megan Widmer
Michaela Giovannoli	Barbara Brinkley	Mitchell Aasted	Forrest Durell	Deborah Leonard	

Thank You!

Thank You!

From the Little Squiggle Team



Teresa Giovannoli in

Founder, CEO

MSE in Product Development Engineering, and BSE in Mechanical Engineering. Experience includes working with innovative startups such as Happiest Baby, Kernel, and...

Details

The Board of Directors

Director	Occupation	Joined
Teresa Giovannoli	Founder @ Little Squiggle	2023
Rodney Alves	Advisor @ Shift Energy Holdings, Inc.	2023

Officers

Officer	Title	Joined
Teresa Giovannoli	President Secretary Treasurer	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Teresa Giovannoli	1,500,000 Common Stock	83.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2025	$100,000	Safe	Section 4(a)(2)
02/2025	$124,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	1,800,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Product Development Delays: As an early-stage startup, there is a risk that product development could face delays due to design challenges, manufacturing issues, or difficulties in obtaining materials. This could postpone the product launch and impact revenue projections.

Uncertainty of Market Demand: There is no guarantee that the toys will achieve significant market demand. The company has yet to launch, and without established sales data, predicting customer interest and market adoption is speculative.

Regulatory Compliance: The toy industry is heavily regulated for safety, especially regarding products for children. Any failure to meet required safety standards (such as U.S. Consumer Product Safety Commission requirements) could lead to product recalls, fines, or a ban on selling in certain markets.

Manufacturing and Supply Chain Risk: As the startup scales, it may face difficulties securing reliable manufacturers or suppliers, particularly in a global supply chain. Any disruption or quality control issues could impact the production timeline and product quality.

Brand Awareness and Competition: As a new entrant in the market, the startup will compete against well-established toy brands with significant resources and market recognition. Without strong marketing, the company may struggle to gain visibility and market share.

Funding and Financial Health: The company is pre-revenue and may require additional capital to complete product development, launch, and scale the business. If the startup is unable to raise sufficient funds, it may not be able to continue operations or meet growth milestones.

Intellectual Property Protection: There may be challenges in securing and enforcing intellectual property (IP) protections, such as patents, trademarks, or copyrights. Competitors may develop similar products, leading to potential legal disputes or loss of competitive advantage.

Product Liability Risks: As a producer of children's toys, the startup faces heightened product liability risks. Any defective or unsafe products could lead to lawsuits, costly recalls, or damage to the company's reputation

reputation.

Dependence on Key Personnel: As an early-stage company, the startup may rely on a small team of key individuals for product design, marketing, and business operations. The loss of any key personnel could disrupt progress and impact the company's ability to execute its vision.

Uncertainty in Sustainability: Sustainability claims will be tested and validated in future efforts. Due to the nature of consistent learning in sustainability and ever changing nature of a startup, there are likely environmental aspects we can't control or are unaware of at this time.

Changing Consumer Preferences: The toy market is highly influenced by trends and consumer preferences, which can change rapidly. There is a risk that the startup's product offerings may not align with evolving market tastes or industry trends, leading to low sales.

Sustainability Certification: While the toy is designed for a path to Cradle to Cradle certification, the company won't know more details and timing until the prototype and processes are further along.

Market Data: Due to the limited public availability of sustainable U.S. market data, extrapolation methods were used to estimate the size of the U.S. sustainable toddler and kids toy market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Safety and Certification testing is required before selling a children's toy. The company can do field testing under contract during product development phase leading to production but can't gather sales until certification is approved.

Material: The biobased plastic is more brittle than the traditional ABS that's currently on the market. There are available additives that can be safe and help get similar properties. This material difference will be addressed during reliability testing to ensure that the toy can survive drop testing and rough child handling just as well as any other toys on the market.

Circularity: Testing is required with the injection molding supplier to hone in on the amount of mechanical recycling that can be used for each production run. The company is going to work towards 100% reuse. Based on research, this should be achievable as long the quality of materials, additives, and dyes are high quality. Other companies haven't tested this before but it is a priority of the company.

Financial projections: Assumed a 30% return rate from customers to bring resources back into the company and the ability to reuse some of the part components (electronics, buttons, speaker) being reused in new units prior to the materials being fully recirculated. These assumptions may change based on customer behavior.

Founder Commitment and External Employment: The founder is currently dedicated to the Company on a full-time basis. However, to maximize the Company's available cash flow and minimize early-stage salary draws, the founder may elect to pursue part-time external employment or consulting during the year depending on unforeseen circumstances. While the founder intends to maintain her primary focus on the Company's operations, such external commitments could temporarily reduce the time available for Company activities.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation

Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Little Squiggle, Inc.

Delaware Corporation
Organized March 2023
1 employees
1730 E Holly Ave
Ste 830
Los Angeles CA 90245 http://littlesquiggle.com

Business Description

Refer to the Little Squiggle profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Little Squiggle is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

Little Squiggle is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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